UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 12, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sanomedics International Holdings, Inc.

File No. 0-54167 - CF#26361

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Sanomedics International Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12G filed on October 29, 2010, as amended.

Based on representations by Sanomedics International Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.13	through December 31, 2014
Exhibit 10.18	through December 31, 2014
Exhibit 10.19	through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel